Exhibit 77 (I)

On February 26, 2013, the Board of Trustees of the Fund approved the creation of two additional classes of shares of the Fund: (i) the Advisor Class Shares and (ii) the Investor Class Shares. These new share classes became effective with the Securities and Exchange Commission ("SEC") on April 20, 2013. The Fund's existing class of shares was renamed the Investor Class. The Board of Trustees also approved a Shareholder Services Plan for the Investor Class Shares and Advisor Class Shares. The Rule 18f-3 Multiple Class Plan, the Shareholder Services Plan for Investor Class Shares, and the Shareholder Services Plan for Advisor Class Shares are incorporated by reference to the Registrant?s Registration Statement filed with the SEC on April 19, 2013 (SEC Accession No. 0001193125-13-161101).